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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 2)*

                         THE ESTEE LAUDER COMPANIES INC.
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                                (NAME OF ISSUER)


         CLASS A COMMON STOCK,                              518439 10 4
       PAR VALUE $.01 PER SHARE
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    (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


                                DECEMBER 31, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13D-1(B)
[ ] RULE 13D-1(C)
[X] RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 5 Pages


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NYFS11...:\90\44090\0009\2579\SCH1088W.48C

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CUSIP No.               518439 10 4                     13G                   Page 2 of 5
------------------------------------------------------        -----------------------------------------

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
       1          NAME OF REPORTING PERSONS:           CAROL S. BOULANGER


                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                  (ENTITIES ONLY):
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                           (A) [_]
                                                                                           (B) [_]
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       3          SEC USE ONLY

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       4          CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
                  ORGANIZATION:

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      NUMBER OF           5    SOLE VOTING POWER:              2,000
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER:            0
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER:         2,000
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH          8    SHARED DISPOSITIVE POWER:       0

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       9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  EACH REPORTING PERSON:

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       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*     N/A
                                                                                             [-]
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       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    LESS THAN 0.1%
                                                                                        ** SEE ITEM 4
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       12         TYPE OF REPORTING PERSON:            IN
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


*        SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

        (a)         The name of the issuer is The Estee Lauder Companies Inc.
                    (the "Issuer").

        (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

        (a) - (c)   This report is being filed by Carol S. Boulanger with a
                    business address of One Battery Park Plaza, New York, New
                    York 10004-1490 (the "Reporting Person"). The Reporting
                    Person is a citizen of the United States of America.

        (d) - (e)   This report covers the Issuer's Class A Common Stock, par
                    value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

        Not Applicable.


ITEM 4.  OWNERSHIP

                    As of December 31, 1998, Carol S. Boulanger and Joel Ehrenkranz resigned as co-trustees of the Trust f/b/o Gary
                    M. Lauder and William P. Lauder u/a/d/ December 15, 1976, created by Leonard A. Lauder, as Grantor (the "WPL/GML Trust"). In connection with the appointment of successor trustees as of January 1, 1999, the WPL/GML Trust was separated for reporting purposes into Separate Share Trusts, one for the benefit of William P. Lauder and the other for the benefit of Gary M. Lauder. Anthony E. Malkin, as successor trustee for the Separate Share Trust f/b/o William
                    P. Lauder u/a/d December 15, 1976, created by Leonard A. Lauder, as Grantor (the "WPL Separate Share Trust"), as well as the WPL Separate Share Trust, filed Statements on
                    Schedule 13D with the Securities and Exchange Commission on January 11, 1999. Mr. Malkin and the WPL Separate Share Trust reported beneficial ownership in respect of 578,852 shares of Class A Common Stock and 571,727 shares of the Issuer's Class B Common Stock, par value of $.01 per share (the "Class B Common Stock"), which represented one-half of the number of shares formerly reported by the WPL/GML Trust and the Reporting Person in her capacity as trustee of the WPL/GML Trust. Daniel J. Aaron, as successor trustee for the Separate Share Trust f/b/o Gary M. Lauder u/a/d December 15, 1976, created by Leonard A. Lauder, as Grantor (the "GML Separate Share Trust"), as well as the GML Separate Share Trust, filed Statements on Schedule 13D with the Securities and Exchange Commission on January 8, 1999. Mr. Aaron and the GML Separate Share Trust reported beneficial ownership in respect of 578,852 shares of Class A Common Stock and 571,727 shares of Class B Common Stock, which represented the other half of the number of shares formerly reported by the WPL/GML Trust and the Reporting Person in her capacity as trustee of the WPL/GML Trust.



                             Page 3 of 5 Pages

        (a) As of the end of the day on December 31, 1998, the Reporting Person beneficially owned 2,000 shares of Class A Common Stock directly.

        (b) The 2,000 shares of Class A Common Stock held directly by the Reporting Person constitutes less than 0.1% of the outstanding shares of Class A Common Stock .

        (c) The Reporting Person has sole voting and dispositive power with respect to the 2,000 shares of Class A Common Stock held directly by the Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer's Class A Common Stock, check the following [x].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

        Not Applicable.




                             Page 4 of 5 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 11, 1999
                                              /s/ Carol S. Boulanger
                                              ------------------------------
                                              Carol S. Boulanger














                             Page 5 of 5 Pages